Mail Stop 4720

January 27, 2010

Via Facsimile and U.S. Mail

Arlene M. Morris
President and Chief Executive Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 001-33213

Dear Ms. Morris:

We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Glen Y. Sato, Esq.
      Cooley Godward Kronish LLP
      Five Palo Alto Square
      3000 El Camino Real
      Palo Alto, CA 94306-2155